Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN:US74154B2034)

18 October 2012

PRIMA TO PRESENT AT “ASX SMALL TO MID CAPS” CONFERENCE IN HONG KONG

Prima BioMed Ltd (ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034) announces that its CEO Matthew Lehman will present a corporate update at the “ASX Small to Mid Caps” conference to be held in Hong Kong on October 18, 2012.

Approximately one week after the event, a video webcast of the presentation will be available from the conference organizer. A copy of the presentation to be delivered is appended to this announcement.

About Prima BioMed

Prima BioMed is a globally active biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

ENDS

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889